FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                        Report of Foreign Private Issuer

                     Pursuant to Rule 13a-16 or 15d-16 under
                       the Securities Exchange Act of 1934


For May 26, 2006
Commission File Number:   0-30204
                          -------


                         Internet Initiative Japan Inc.

                 (Translation of registrant's name into English)
 Jinbocho Mitsui Bldg. 1-105 Kanda Jinbo-cho, Chiyoda-ku, Tokyo 101-0051, Japan

                    (Address of principal executive offices)

   Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                 Form 20-F [ X ]          Form 40-F [  ]

   Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

   Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

   Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

   Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

   Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                 Yes [   ]                No  [ X ]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

                                  EXHIBIT INDEX


Exhibit       Date                          Description of Exhibit
-------       ----                          ----------------------

  1        2006/05/25   IIJ Announces Elimination of Accumulated Deficit
                        through Reductions of Additional Paid-in Capital and
                        Common Stock in Non-Consolidated Financial Statements under Generally Accepted Accounting Principles in
                        Japan

  2        2006/05/25   IIJ Announces Director and Executive Officer Nominations

  3        2006/05/25   IIJ Announces Partial Amendment of the Articles of
                        Incorporation

  4        2006/05/25   IIJ-Tech Announces Corporate Officer Nominations

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       Internet Initiative Japan Inc.




Date:  May 26, 2006              By:    /s/ Koichi Suzuki
                                     ------------------------------------------
                                        Koichi Suzuki
                                        President, Chief Executive Officer and
                                        Representative Director

EXHIBIT 1
---------


        IIJ Announces Elimination of Accumulated Deficit through
     Reductions of Additional Paid-in Capital and Common Stock in
    Non-Consolidated Financial Statements under Generally Accepted
                    Accounting Principles in Japan


    TOKYO--(BUSINESS WIRE)--May 25, 2006--

    Capital Restructuring Will Not Affect Earnings Per Share, Total Shareholders' Equity Per Share and Any Other Earnings Calculations

    Internet Initiative Japan Inc. ("IIJ" or "the Company", NASDAQ:
IIJI, TSE Mothers: 3774), one of Japan's leading Internet access and comprehensive network solutions providers, today announced that at the meeting of the Board of Directors held on May 25, 2006, the Company resolved to propose reductions of additional paid-in capital and common stock in the non-consolidated financial statements under generally accepted accounting principles in Japan at the 14th Ordinary General Shareholders' Meeting scheduled to be held on June 28, 2006. The reductions will not result in any changes in total shareholders' equity and the number of shares of common stock outstanding as the reductions will offset its accumulated deficit. As a result, earnings per share, total shareholders' equity per share and any other earnings calculations will not change. Details of the reductions are outlined below:



1. Purpose of the reductions in additional paid-in capital and common stock
   Under Japanese law, a company is required to have retained earnings, without accumulated deficit, in order to be able to conduct certain types of capital-related transactions such as payments of dividends and/or repurchase of treasury stock in general. IIJ's Board of Directors has therefore resolved to seek approval from the Company's shareholders for the reductions in IIJ's additional paid-in capital and common stock in order to eliminate its accumulated deficit and provide greater flexibility in the management of the Company's capital structure in the future.
   The Company has no concrete plans at this stage to conduct such transactions and the proposed capital restructuring does not imply that IIJ will pay dividends and/or repurchase stocks in the future.
   The accumulated deficit in IIJ's non-consolidated financial statements as of March 31, 2006 amounted to JPY 24,520 million, including impairment losses on its investment in Crosswave Communications Inc., which was its former equity method investee and which filed for corporate reorganization in August 2003.


2. Details of the reductions in additional paid-in capital and common stock
(1) Amount of the reductions
    Amount of additional paid-in capital to be reduced: JPY
    21,980,395,078
    (All of additional paid-in capital as of March 31, 2006 will be reduced)
    Amount of common stock to be reduced: JPY 2,539,222,196
(2) Method of the reductions
    a. Pursuant to Article 448.1 of the Japanese Corporation Law, IIJ proposes to reduce its additional paid-in capital in the amount of JPY 21,980 million to reduce its accumulated deficit.
    b. Pursuant to Article 447.1 of the Japanese Corporation Law, IIJ proposes to reduce its common stock in the amount of JPY 2,539 million without compensation to cover the loss in shareholders' equity and a change in the number of shares of common stock outstanding to reduce the accumulated deficit.
(3) Breakdown of capital after the reductions
    If the reductions in additional paid-in capital and common stock are approved at the 14th Ordinary General Shareholders' Meeting on June 28, 2006 and the process is completed, the amount of common stock, additional paid-in capital and accumulated deficit will be as below:
    Common stock: JPY 14,294,625,054
    Additional paid-in capital: JPY 0
    Accumulated deficit: JPY 0

3. Schedule of the reductions in additional paid-in capital and common stock
   Date of the resolution by the Board of Directors: Thursday, May
   25, 2006
   Scheduled date of resolution at the 14th Ordinary General
   Shareholders' Meeting: Wednesday, June 28, 2006
   Scheduled date of deadline for objections by creditors: Thursday, August 3, 2006
   Scheduled effective date: Friday, August 4, 2006



    About IIJ

    Founded in 1992, Internet Initiative Japan Inc. ("IIJ", NASDAQ:
IIJI, Tokyo Stock Exchange Mothers: 3774) is one of Japan's leading Internet-access and comprehensive network solutions providers. IIJ and its group of companies provide total network solutions that mainly cater to high-end corporate customers. The company's services include high-quality systems integration and security services, Internet access, hosting/housing, and content design. Moreover, the company has built one of the largest Internet backbone networks in Japan, and between Japan and the United States. IIJ was listed on NASDAQ in 1999 and on the Mothers market of Tokyo Stock Exchange in 2005. For more information about IIJ, visit the IIJ Web site at http://www.iij.ad.jp/en/.

    The statements within this release contain forward-looking statements about our future plans that involve risk and uncertainty. These statements may differ materially from actual future events or results. Readers are referred to the documents furnished by Internet Initiative Japan Inc. with the SEC, specifically the most recent reports on Forms 20-F and 6-K, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements.

    CONTACT: IIJ Investor Relations
             +81-3-5259-6500
             ir@iij.ad.jp
             http://www.iij.ad.jp/

EXHIBIT 2
---------

       IIJ Announces Director and Executive Officer Nominations


    TOKYO--(BUSINESS WIRE)--May 25, 2006--Internet Initiative Japan Inc. ("IIJ", NASDAQ: IIJI, TSE Mothers: 3774), one of Japan's leading Internet access and comprehensive network solutions providers, today announced the nomination of the following candidates for positions on the Company's Board of Directors.
    Mr. Yoshiaki Hisamoto has been nominated to be a candidate for an Executive Vice President. He will succeed Mr. Fukuzo Inoue, who will finish his term following the close of the Ordinary General Meeting of Shareholders on June 28, 2006.
    Mr. Senji Yamamoto, who is currently a director of IIJ Technology Inc. ("IIJ-Tech"), IIJ's 72.1% owned subsidiary, has been nominated to be a candidate for a Director of IIJ. Mr. Yamamoto is scheduled to be nominated for Vice Chairman of IIJ-Tech on June 27, 2006.
    Mr. Junichi Tate has been nominated to be a candidate for Standing Statutory Auditor. Mr. Hideki Matsushita, the current Standing Statutory Auditor, will retire following the close of the Ordinary General Meeting of Shareholders on June 28, 2006.
    These nominations are subject to the approval of IIJ's Ordinary General Meeting of Shareholders that will be held on June 28, 2006 and to the approval of the Board of Directors at a meeting that will be held on the same day. If all approvals are obtained, as of June 28, 2006, our directors and executive officers will be as follows:


President          Mr. Koichi Suzuki           Chief Executive Officer
                                               and Representative
                                               Director
Executive Vice
 Presidents        Mr. Toshiya Asaba           Division Director of
                                               Network Service
                                               Department
                   Mr. Yoshiaki Hisamoto (1)   Division Director of
                                               Administrative
                                               Department
Senior Managing
 Director          Mr. Hideshi Hojo            Division Director of
                                               Sales Department
Directors          Mr. Takamichi Miyoshi       Director and General
                                               Manager of Strategy
                                               Planning Division
                   Mr. Akihisa Watai           Chief Financial Officer
                                               and Chief Accounting
                                               Officer
                   Mr. Hiroyuki Hisashima      Division Director of
                                               Applied Research and
                                               Development Department
                   Mr. Kazuhiro Tokita         Division Director of
                                               Solution Department
                   Mr. Yasurou Tanahashi (2)
                   Mr. Takashi Hiroi (2)
                   Mr. Yoshifumi Nishikawa (2)
                   Mr. Junnosuke Furukawa (2)
                   Mr. Senji Yamamoto (1)
Standing Statutory
 Auditor           Mr. Junichi Tate (1) (3)
Statutory Auditors Mr. Masaki Okada (3)
                   Mr. Masaaki Koizumi (3)
                   Mr. Hirofumi Takahashi

(1) New appointment
(2) Outside Directors
(3) Outside Statutory Auditors


    About IIJ

    Founded in 1992, Internet Initiative Japan Inc. ("IIJ", NASDAQ:
IIJI, Tokyo Stock Exchange Mothers: 3774) is one of Japan's leading Internet-access and comprehensive network solutions providers. IIJ and its group of companies provide total network solutions that mainly cater to high-end corporate customers. The company's services include high-quality systems integration and security services, Internet access, hosting/housing, and content design. Moreover, the company has built one of the largest Internet backbone networks in Japan, and between Japan and the United States. IIJ was listed on NASDAQ in 1999 and on the Mothers market of Tokyo Stock Exchange in 2005. For more information about IIJ, visit the IIJ Web site at http://www.iij.ad.jp/en/.

    The statements within this release contain forward-looking statements about our future plans that involve risk and uncertainty. These statements may differ materially from actual future events or results. Readers are referred to the documents furnished by Internet Initiative Japan Inc. with the SEC, specifically the most recent reports on Forms 20-F and 6-K, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements.

    CONTACT: IIJ Investor Relations
             +81-3-5259-6500
             ir@iij.ad.jp
             http://www.iij.ad.jp/

EXHIBIT 3
---------

   IIJ Announces Partial Amendment of the Articles of Incorporation

    TOKYO--(BUSINESS WIRE)--May 25, 2006--Internet Initiative Japan Inc. ("IIJ", NASDAQ: IIJI, TSE Mothers: 3774) today announced that at the meeting of the Board of Directors held on May 25, 2006, IIJ resolved to propose the partial amendment of the articles of incorporation at the 14th Ordinary General Shareholders' Meeting scheduled to be held on June 28, 2006, as described below:



1. Reason for the amendment

(1) In Accordance with the enforcement of the "Corporation Act"
    (Law No.86, 2005) as of May 1, 2006,

     a. To add Article 4 (Establishment of Organs) in order to provide for organs to be established in the Company pursuant to Article 326.2 of the Corporation Law.
     b. To add Article 7 (Issuance of Share Certificates) in order to provide for the issuance of share certificates pursuant to
        Article 214 of the Corporation Law.
     c. To add Article 12 (Disclosure via Internet and Deemed Provision of Reference Materials, etc. for a Shareholders Meeting) in order to enable the Company to omit provision of written materials by disclosing via Internet a part of description of business reports and reference materials for shareholders meetings and notes and all consolidated financial statements pursuant to Articles 94 and 133. 3 of the Enforcement Regulations of the Corporation Law, and Articles
        161.4 and 162.4 of the Corporate Accounting Rules.
     d. To add Article 22 (Omission of Resolutions of a Board of Directors Meeting) to enable the Company to make a resolution by the board of directors meeting in writing or by electromagnetic means agilely whenever necessary, pursuant to
        Article 370 of the Corporation Law.
     e. To add Article 31.2 in order to enable outside statutory auditors to fully perform functions expected of them, pursuant to Article 427.1 of the Corporation Law.
     f. To amend clauses quoted in the Articles of Incorporation to match the equivalent clauses of the Corporation Law.
     g. To amend the terms used in the former Commercial Code to the terms used in the Corporation Law, and to modify some of the wordings and amend phrases.
     h. To renumber the provisions as required by the above amendments.

(2) In order to further strengthen our management, it is proposed that the maximum number of the directors be increased (Article 16 of the proposed amendments).

 2. Contents of amendments

    Contents of amendments are as attached:

 3. Schedule for amendment

    Scheduled date of the 14th Ordinary General Shareholders' Meeting:
    Wednesday, June 28, 2006
    Scheduled effective date: Wednesday, June 28, 2006



    About IIJ
    Founded in 1992, Internet Initiative Japan Inc. ("IIJ", NASDAQ:
IIJI, Tokyo Stock Exchange Mothers: 3774) is one of Japan's leading Internet-access and comprehensive network solutions providers. IIJ and its group of companies provide total network solutions that mainly cater to high-end corporate customers. The company's services include high-quality systems integration and security services, Internet access, hosting/housing, and content design. Moreover, the company has built one of the largest Internet backbone networks in Japan, and between Japan and the United States. IIJ was listed on NASDAQ in 1999 and on the Mothers market of Tokyo Stock Exchange in 2005. For more information about IIJ, visit the IIJ Web site at http://www.iij.ad.jp/en/.

    The statements within this release contain forward-looking statements about our future plans that involve risk and uncertainty. These statements may differ materially from actual future events or results. Readers are referred to the documents furnished by Internet Initiative Japan Inc. with the SEC, specifically the most recent reports on Forms 20-F and 6-K, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements.



         Present Articles                  Proposed Amendments
----------------------------------------------------------------------

CHAPTER I.  GENERAL PROVISIONS     CHAPTER I.  GENERAL PROVISIONS

(Corporate Name)                   (Corporate Name)
Article 1.                         Article 1.
The Company shall be called        The Company shall be called
 Kabushiki Kaisha Internet          Kabushiki Kaisha Internet
 Initiative, which shall be         Initiative, which shall be
 expressed in English as Internet   expressed in English as Internet
 Initiative Japan Inc.              Initiative Japan Inc.

(Objects)                          (Objects)
Article 2.                         Article 2.
The objects of the Company shall beThe objects of the Company shall be
 to engage in the following         to engage in the following
 categories of business:            categories of business:
(1)  Telecommunications business   (1)  Telecommunications business
 under the Telecommunications       under the Telecommunications
 Business Law;                      Business Law;
(2)  Processing, mediation and     (2)  Processing, mediation and
 provision of information and       provision of information and
 contents by using                  contents by using
 telecommunications networks;       telecommunications networks;
(3)  Agency for the management     (3)  Agency for the management
 business such as the management of business such as the management of
 networks and the management of     networks and the management of
 information and telecommunications information and telecommunications
 systems;                           systems;
(4)  Planning, consulting service, (4)  Planning, consulting service,
 development, operation and         development, operation and
 maintenance of or for information  maintenance of or for information
 and telecommunications systems;    and telecommunications systems;
(5) Development, sales, lease and (5) Development, sales, lease and maintenance of computer software; maintenance of computer software;
(6) Development, sales, lease and (6) Development, sales, lease and maintenance of telecommunications' maintenance of telecommunications'
 machinery and equipment;           machinery and equipment;
(7)  Telecommunications            (7)  Telecommunications
 construction business;             construction business;
(8)  Agency for non-life insurance (8)  Agency for non-life insurance
 business;                          business;
(9) Research, study, education and(9) Research, study, education and training related to the foregoing; training related to the foregoing;
 and                                and
(10)  Any and all businesses       (10) Any and all businesses
 incidental or related to the       incidental or related to the
 foregoing.                         foregoing.


(Location of Head Office)          (Location of Head Office)
Article 3.                         Article 3.
The Company shall have its head    The Company shall have its head
 office in Chiyoda-ku, Tokyo.       office in Chiyoda-ku, Tokyo.
          (New provision)
                                   (Establishment of Organs)
                                   Article 4.
                                   The Company shall have shareholders
                                    meeting, directors and the
                                    following organization:
                                   (1) the board of directors
                                   (2) statutory auditors
                                   (3) the board of statutory auditors
                                   (4) accounting auditors.


(Method of Public Notice)          (Method of Public Notice)
Article 4.                         Article 5.
Public notices of the Company shallPublic notices of the Company shall
 be given by electronic public      be given by electronic public
 notice; provided that in case it   notice; provided that in case it
 is impossible to place electronic  is impossible to place electronic
 public notice due to accident or   public notice due to accident or
 any other unavoidable events, they any other unavoidable events, they shall be given in the Nihon Keizai shall be given in the Nihon Keizai
 Shinbun.                           Shinbun.


CHAPTER II.  SHARES                CHAPTER II.  SHARES

(Total Number of Shares Authorized (Total Number of Shares Authorized
 to be Issued)                      to be Issued)
Article 5.                         Article 6.
The total number of shares         The total number of shares
 authorized to be issued by the     authorized to be issued by the
 Company shall be three hundred     Company shall be three hundred
 seventy seven thousand and six     seventy seven thousand and six
 hundred (377,600) shares; provided hundred (377,600) shares.
 that in case of retirement of any
 shares, the number of shares
 subject to retirement shall be
 reduced from the total number of
 shares authorized to be issued.

          (New provision)          (Issuance of Share Certificates)
                                   Article 7.
                                   The Company shall issue share
                                    certificates representing its
                                    shares.


(Handling of Shares and Fractional (Share Handling Regulations)
 Shares)                           Article 8.
Article 6.                         The procedures concerning shares
Kinds of share certificates to be   and handling charges thereof shall
 issued by the Company, and matters be governed by the Share Handling
 concerning registration of         Regulations to be prescribed by
 transfer of shares, registration   the Board of Directors.
 of pledges, indication of trust
 property, purchase of fractional
 shares, reissue of share
 certificates and other procedures
 concerning shares and handling
 charges thereof shall be governed
 by the Share Handling Regulations
 to be prescribed by the Board of
 Directors.


(Transfer Agent)                   (Shareholder Register Agent)
Article 7.                         Article 9.
The Company shall appoint a        The Company shall appoint a
 transfer agent for the handling of shareholder register agent.
 its shares and fractional shares. 2. The shareholder register agent
2. The transfer agent and its place and its place of business shall be of business shall be designated by designated by a resolution of the
 a resolution of the Board of       Board of Directors.
 Directors.                        3. The register of shareholders
                                    (hereinafter including the
3. The register of shareholders,    register of beneficial
 the original register of           shareholders), the original
 fractional shares of the Company   register of stock acquisition
 and the register of lost share     rights and the register of lost
 certificates shall be kept by the  share certificates shall be kept
 transfer agent at its place of     by the shareholder register agent
 business, and matters concerning   at its place of business, and the
 registration of transfer of        listing or recording of entries
 shares, registration of pledges,   into the register of shareholders,
 indication of trust property,      the original register of stock
 delivery of share certificates,    acquisition rights and the
 acceptance of reports by           register of lost share
 shareholders, listing or recording certificates and other matters
 into the original register of      concerning shares and stock
 fractional shares and the register acquisition rights shall be
 of lost share certificates and     handled by the shareholder
 other matters concerning shares    register agent, and the Company
 and fractional shares shall be     shall not handle any such matters.
 handled by the transfer agent, and
 the Company shall not handle any
 such matters.

(Record Date)                       (Record Date)
Article 8.                          Article 10.
The shareholders entitled to         The record date for the voting
 exercise voting rights at the        rights to be exercised at the
 ordinary general meeting of           ordinary general meeting of
 shareholders of the Company           shareholders of the Company shall
 relevant to each fiscal year shall    be March 31 of each year.
 be those shareholders with voting
 rights who are listed or recorded
 in the last register of
 shareholders as of March 31 of the
 fiscal year.

2. In addition to the preceding                 (Deleted)
 paragraph, whenever necessary, the
 Company may provisionally fix a
 record date after giving a public
 notice according to a resolution
 of the Board of Directors and may
 deem the shareholders or pledgees
 who are listed or recorded in the
 last register of shareholders as
 of the record date, or holders of
 fractional shares who are listed
 or recorded in the last original
 register of fractional shares as
 of the record date, as the
 shareholders, registered pledgees
 or holders of fractional shares
 entitled to exercise the relevant
 rights.



CHAPTER III.  GENERAL MEETING OF   CHAPTER III.  GENERAL MEETING OF
 SHAREHOLDERS                       SHAREHOLDERS

(Convocation)                      (Convocation)
Article 9.                         Article 11.
An ordinary general meeting of     An ordinary general meeting of
 shareholders of the Company shall  shareholders of the Company shall
 be held within three (3) months    be held within three (3) months
 from the day immediately following from the last day of each business the settlement of accounts of each year and an extraordinary general
 fiscal year and an extraordinary   meeting of shareholders may be
 general meeting of shareholders    held from time to time whenever
 may be held from time to time      necessary.
 whenever necessary.


          (New provision)          (Disclosure Internet and Deemed
                                    Provision of Reference Materials
                                    for a Shareholders Meeting)
                                   Article 12.
                                   For the purpose of convocation of a
                                    general meeting of shareholders,
                                    the Company may deem that it has
                                    duly provided its shareholders
                                    with the information to be listed
                                    or indicated in the reference
                                    materials for a general meeting of
                                    shareholders, the business report,
                                    financial statements and
                                    consolidated financial statements
                                    by disclosing the information via
                                    the Internet as provided for by
                                    the Ministry of Justice Ordinance.


(Chairman)                         (Chairman)
Article 10.                        Article 13.
The President shall chair a general The President and Director shall
 meeting of shareholders. Should    chair a general meeting of
 the President be unable to so act, shareholders. Should the President
 another director shall act in      and Director be unable to so act,
 his/her place in the order         another director shall act in
 predetermined by the Board of      his/her place in the order
 Directors.                         predetermined by the Board of
                                    Directors.


(Voting by Proxy)                  (Voting by Proxy)
Article 11.                        Article 14.
A shareholder may exercise his/her A shareholder may exercise his/her
 voting right through another       voting right through another
 shareholder having voting rights   one(1) shareholder having voting
 acting as a proxy in a general     rights acting as a proxy in a
 meeting of shareholders.           general meeting of shareholders.
                                   2. In the case of the preceding
2. In the case of the preceding     paragraph, the shareholder or
 paragraph, the shareholder or      his/her proxy shall submit to the
 his/her proxy shall submit to the  Company an instrument evidencing
 Company an instrument evidencing   his/her power as proxy for each
 his/her power as proxy for each    general meeting of shareholders.
 general meeting of shareholders.


(Method of Resolution)             (Method of Resolution)
Article 12.                        Article 15.
Unless otherwise provided for by   Unless otherwise provided for by
 law or these Articles of           law or these Articles of
 Incorporation, resolutions of a    Incorporation, resolutions of a
 general meeting of shareholders    general meeting of shareholders
 shall be adopted by a majority     shall be adopted by a majority
 vote of shareholders present at    vote of shareholders who are
 the meeting.                       present and entitled to exercise
                                    voting rights at the meeting.
2. Special resolutions under       2. Special resolutions under
 Article 343 of the Commercial Code Article 309 Paragraph 2 of the
 of Japan and other resolutions to Corporation Law of Japan shall be which the method of resolution of passed by two-thirds or more of aforementioned Article is applied the voting rights of the
 mutatis mutandis by laws or        shareholders present having one-
 regulations shall be passed by     third or more of the voting rights
 two-thirds or more of the voting   of all shareholders who are
 rights of the shareholders present entitled to exercise voting
 having one-third or more of the    rights.
 voting rights of all shareholders.


(Minutes)                                       (Deleted)
Article 13.
The summary of proceedings at a
 general meeting of shareholders
 and the results thereof shall be
 recorded in the minutes of the
 meeting, which shall bear the
 signatures, printed names and seal
 impressions, or digital signatures
 of the chairman of the meeting and
 the directors who were present at
 the meeting.


CHAPTER IV.    DIRECTORS AND THE   CHAPTER IV.    DIRECTORS AND THE
 BOARD OF DIRECTORS                 BOARD OF DIRECTORS
(Number of Directors)              (Number of Directors)
Article 14.                        Article 16.
The number of directors of the     The number of directors of the
 Company shall be between three (3) Company shall be thirteen (13) at
 and twelve (12).                   maximum.

(Election)                         (Election)
Article 15.                        Article 17.
A resolution for election of       A resolution for election of
 directors shall be made by a       directors shall be made by a
 majority of voting rights of the   majority of voting rights of the
 shareholders present at the        shareholders present at the
 meeting where the shareholders     meeting where the shareholders
 representing one third (1/3) or    representing one third (1/3) or
 more of the total number of the    more of the total number of the
 voting rights of all shareholders  voting rights of all shareholders
 are present; provided that         entitled to vote thereat are
 cumulative voting shall not be     present; provided that cumulative
 adopted for such election.         voting shall not be adopted for
                                    such election.

(Term of Office of Directors)      (Term of Office of Directors)
Article 16.                        Article 18.
The term of office of directors    The term of office of directors
 shall expire at the close of the   shall expire at the close of the
 ordinary general meeting of        ordinary general meeting of
 shareholders held in relation to   shareholders held in relation to
 the last settlement of accounts    the last business year ending
 within two (2) years following     within two (2) years following
 their assumption of office.        their election to office.

(Convocation of Meetings of the    (Convocation of Meetings of the
 Board of Directors)                Board of Directors)
Article 17.                        Article 19.
Unless otherwise provided for by   Unless otherwise provided for by
 law, a meeting of the Board of     law, a meeting of the Board of
 Directors shall be convened and    Directors shall be convened and
 chaired by the President.          chaired by the President and
2. The notice of convocation of a   Director.
 meeting of the Board of Directors 2. The notice of convocation of a
 shall be given to each director    meeting of the Board of Directors
 and statutory auditor at least     shall be given to each director
 three (3) days prior to the day    and statutory auditor at least
 set for such meeting; provided,    three (3) days prior to the day
 however, that this period may be   set for such meeting; provided,
 further shortened under pressing   however, that this period may be
 circumstances.                     further shortened under pressing
                                    circumstances.
3. Matters concerning operation of 3. Matters concerning operation of
 meetings of the Board of           meetings of the Board of
 Directors, etc. shall be governed  Directors, etc. shall be governed
 by the Regulations of Board of     by laws and regulations, the
 Directors to be prescribed by the  Articles of Incorporation and the
 Board of Directors.                Regulations of Board of Directors
                                    to be prescribed by the Board of
                                    Directors.

(Representative Director and       (Representative Director and
 Directors with                     Directors with
Specific Titles)                   Specific Titles)
Article 18.                        Article 20.
Representative Directors shall be  Representative Directors shall be
 elected among directors by the     elected among directors by the
 resolution of the Board of         resolution of the Board of
 Directors. Each Representative     Directors. Each Representative
 Director shall severally represent Director shall severally represent
 the Company.                       the Company.
2. The Board of Directors may, by 2. The Board of Directors may, by its resolution, select from among its resolution, select from among
 its members one chairman of the    its members one Chairman and
 Board of Directors, one President, Director, one President and
 several Vice Presidents, several   Director, several Vice Presidents
 Senior Managing Directors, several and Directors, several Senior
 Managing Directors.                Managing Directors and several
                                    Managing Directors.


(Method of Resolution of the       (Method of Resolution of the
 Meeting of the Board of Directors) Meeting of the Board of Directors)
Article 19.                        Article 21.
A resolution of the Board of       A resolution of the Board of
 Directors shall be adopted by a    Directors shall be adopted by a
 majority vote of the directors     majority vote of the directors
 present at the meeting at which a  present at the meeting at which a
 majority of the directors are      majority of the directors
 present.                           authorized to vote thereat are
                                    present.

(New provision)                    (Omission of Resolutions of a Board
                                    of Directors Meeting)
                                   Article 22.
                                   The Company shall deem that a
                                    proposal for a resolution at a
                                    meeting of the Board of Directors
                                    has been approved if all directors
                                    consent to the proposal in writing
                                    or by electronic means; provided,
                                    however that this shall not apply
                                    to the case where any of the
                                    statutory auditors raises an
                                    objection.

(Remuneration and Retirement       (Remuneration and other
 Allowances)                        compensation)
Article 20.                        Article 23.
The remuneration and retirement    The remuneration, bonus and other
 allowances for directors shall be profit be paid to directors as determined in a general meeting of consideration for the execution of
 shareholders.                      duties(hereinafter referred to as
                                    'Remuneration and other
                                    compensation') shall be determined
                                    by a general meeting of
                                    shareholders.


(Exemption of Liability for        (Exemption of Liability for
 Directors)                         Directors)
Article 20.2                       Article 24.
The Company may, pursuant to the   The Company may, pursuant to the
 provision of Article 266 paragraph provision of Article 426 Paragraph
 12 of the Commercial Code of       1 of the Corporation Law of Japan,
 Japan, with a resolution of the    with a resolution of the Board of
 Board of Directors, exempt a       Directors, exempt a director
 director (either incumbent or      (either incumbent or past) from
 past) from liabilities in respect  liabilities for damages under
 of the acts mentioned in Article   Article 423 Paragraph 1 of the
 266 paragraph 1 item 5 of the      Corporation Law of Japan with the
 Commercial Code of Japan only to   limit of the amount for which the
 the extent permitted by laws or    director would have been liable to
 regulations.                       compensate, less the minimum
                                    amount of liability as prescribed
                                    by laws or regulations, if the
                                    requirements prescribed by laws or
                                    regulations are satisfied.
2. The Company may, pursuant to    2. The Company may, pursuant to
 Article 266 paragraph 19 of the    Article 427 Paragraph 1 of the
 Commercial Code of Japan, enter    Corporation Law of Japan, enter
 into an agreement with an outside into an agreement with an outside director under which liability of director under which liability of such director against the Company such director against the Company
 for the damages resulting from     for the damages under Article 423
 acts mentioned in Article 266      Paragraph 1 of the Corporation Law
 paragraph 1 item (5) shall be      of Japan shall be limited if the
 limited; provided, however, that   requirements prescribed by laws or
 the limited amount of such damages regulations are satisfied; pursuant to the agreement shall be provided, however, that the the larger of the amount not less limited amount of such damages than 10 million yen which has been pursuant to the agreement shall be
 determined in advance or the       the larger of the amount not less
 amount provided by laws or         than 10 million yen which has been
 regulations.                       determined in advance or the
                                    minimum amount of liability
                                    provided by laws or regulations.



CHAPTER V.  STATUTORY AUDITORS AND CHAPTER V.  STATUTORY AUDITORS AND
 THE BOARD OF STATUTORY AUDITORS    THE BOARD OF STATUTORY AUDITORS

(Number of Statutory Auditors)     (Number of Statutory Auditors)
Article 21.                        Article 25.
The Company shall have three (3) orThe Company shall have three (3) or
 more statutory auditors.           more statutory auditors.

(Election)                         (Election)
Article 22.                        Article 26.
A resolution for election of       A resolution for election of
 statutory auditors shall be made   statutory auditors shall be made
 by a majority of voting rights of  by a majority of voting rights of
 the shareholders present at the    the shareholders present at the
 meeting where the shareholders     general meeting of shareholders
 representing one third (1/3) or    where the shareholders
 more of the total number of the    representing one third (1/3) or
 voting rights of all shareholders  more of the total number of the
 are present.                       voting rights of all shareholders
                                    entitled to vote thereat are
                                    present.


(Term of Office of Statutory       (Term of Office of Statutory
 Auditors)                          Auditors)
Article 23.                        Article 27.
The term of office of statutory    The term of office of statutory
 auditors shall expire at the close auditors shall expire at the close of the ordinary general meeting of of the ordinary general meeting of
 shareholders in relation to the    shareholders in relation to the
 last settlement of accounts within last business year ending within
 four (4) years following their     four (4) years following their
 assumption of office.              election to office.
2. The term of office of a         2. The term of office of a
 statutory auditor elected to fill  statutory auditor elected to fill
 a vacancy shall expire at such     a vacancy of his/her predecessor
 time as the term of office of      who retired or resigned prior to
 his/her predecessor would          the expiration of term shall
 otherwise expire.                  expire at such time as the term of
                                    office of his/her predecessor
                                    would otherwise expire.

(Full-time Statutory Auditors)     (Full-time Statutory Auditors)
Article 24.                        Article 28.
The statutory auditors shall       The Board of Statutory Auditors
 appoint a full-time statutory      shall appoint a full-time
 auditor(s) from among themselves.  statutory auditor(s) by a
 A standing statutory auditor(s)    resolution thereof.  A standing
 may be appointed from among full-  statutory auditor(s) shall be
 time statutory auditors through    appointed from among full-time
 mutual consultation among          statutory auditors through mutual
 statutory auditors.                consultation among statutory
                                    auditors.

(Procedures for Convocation of the (Procedures for Convocation of the
 Meeting of the Board of Statutory  Meeting of the Board of Statutory
 Auditors)                          Auditors)
Article 25.                        Article 29.
A notice of the convocation of a   A notice of the convocation of a
 meeting of the Board of Statutory  meeting of the Board of Statutory
 Auditors shall be given to each    Auditors shall be given to each
 statutory auditor at least three   statutory auditor at least three
 (3) days prior to the date set for (3) days prior to the date set for
 such meeting; provided, however,   such meeting; provided, however,
 that such period may be shortened  that such period may be shortened
 under pressing circumstances.      under pressing circumstances.
2. Matters concerning operation of 2. Matters concerning operation of meetings of the Board of Statutory meetings of the Board of Statutory
 Auditors, etc. shall be governed   Auditors, etc. shall be governed
 by the Regulations of Board of     by laws and regulations, the
 Statutory Auditors to be           Articles of Incorporation and the
 prescribed by the Board of         Regulations of Board of Statutory
 Statutory Auditors.                Auditors to be prescribed by the
                                    Board of Statutory Auditors.


(Remuneration and Retirement       (Remuneration)
 Allowances for                    Article 30.
Statutory Auditors)                The Remuneration and other
Article 26.                         compensation for statutory
The remuneration and retirement     auditors shall be determined by a
 allowances for statutory auditors general meeting of shareholders. shall be determined in a general meeting of shareholders.


(Exemption of Liability for        (Exemption of Liability for
     Statutory Auditors)            Statutory Auditors)
Article 26.2                        Article 31
The Company may, pursuant to the    The Company may, pursuant to the
provision of Article 280 paragraph provision of Article 426 Paragraph 1 of the Commercial Code of Japan, 1 of the Corporation Law of Japan,
with a resolution of the Board of   with a resolution of the Board of
Directors, exempt a statutory       Directors, exempt a statutory
auditor (either incumbent or past)  auditor (either incumbent or past)
from liabilities only to the        from liabilities for damages under
extent permitted by laws or         Article 423 Paragraph 1 of the
regulations.                        Corporation Law of Japan with the
                                    limit of the amount for which the
                                    statutory auditor would have been
                                    liable to compensate, less the
                                    minimum amount of liability as
                                    prescribed by laws or regulations,
                                    if the requirements prescribed by
                                    laws or regulations are satisfied.

          (New provision)           2. The Company may, pursuant to
                                    Article 427 Paragraph 1 of the
                                    Corporation Law of Japan, enter
                                    into an agreement with an outside
                                    statutory auditor under which
                                    liability of such statutory
                                    auditor against the Company for
                                    the damages under Article 423
                                    Paragraph 1 of the Corporation Law
                                    of Japan shall be limited if the
                                    requirements prescribed by laws or
                                    regulations are satisfied;
                                    provided, however, that the
                                    limited amount of such damages
                                    pursuant to the agreement shall be
                                    the larger of the amount not less
                                    than 10 million yen which has been
                                    determined in advance or the
                                    minimum amount of liability
                                    provided by laws or regulations.


(Substitute Statutory Auditor)                  (Deleted)
Article 27.
The Company may, in preparation for
 the case where the Company has a
 vacancy in the number of its
 statutory auditors provided by
 laws or regulations, elect a
 substitute statutory auditor at a
 general meeting of shareholders in
 advance.
2. A resolution for election of a
 substitute statutory auditor shall
 be made by a majority of voting
 rights of the shareholders present
 at the meeting where the
 shareholders representing one
 third (1/3) or more of the total
 number of the voting rights of all
 shareholders are present.
3. A resolution for election of a
 substitute statutory auditor shall
 remain effective until the holding
 of the immediate subsequent
 ordinary general meeting of
 shareholders.
4. In case a substitute statutory
 auditor assumes the office of a
 statutory auditor, the term of
 office of such statutory auditor
 shall expire at such time as the
 term of office of his/her
 predecessor would otherwise
 expire.


CHAPTER VI.    ACCOUNTING          CHAPTER VI.    ACCOUNTING

(Fiscal Year)                      (Business Year)
Article 28.                        Article 32.
The fiscal year of the Company     The business year of the Company
 shall commence on April 1 of each  shall commence on April 1 of each
 year and end on March 31 of the    year and end on March 31 of the
 following year.                    following year.

(Fixing of Shareholders for Payment(Record Date for Surplus
 of Dividends)                      Distribution)
Article 29.                        Article 33.
Dividends shall be paid to the     The record date for year-end
 shareholders or pledgees who are   dividend distribution shall be
 listed on recorded in the last     March 31 of each year.
 register of shareholders as of
 March 31 of each year, or the
 holders of fractional shares who
 are listed on recorded in the last
 original register of fractional
 shares as of the same date or who
 deposited their fractional share
 certificates with the Company as
 of such date.

(Interim Dividends)                2. The Company may, by resolution
Article 30.                         of the Board of Directors, pay
The Company may, by resolution of   interim dividends by fixing
 the Board of Directors, pay        September 30 of each year as the
 interim dividends to shareholders  record date.
 or pledgees listed or recorded in
 the last register of shareholders
 as of September 30 in each year or
 the holders of fractional shares
 listed or recorded in the last
 original register of fractional
 shares as of the same day.

(Prescription Period of Dividends) (Prescription Period of Dividends)
Article 31.                        Article 34.
In case dividends or interim       In case any monetary dividends
 dividends remain unclaimed for     remain unclaimed for three (3)
 three (3) full years after the     full years after the first date of
 first date of payment, the Company payment, the Company shall be
 shall be relieved from the         relieved from the obligation to
 obligation to make payment         make payment thereof.
 thereof.                          2. No interest shall accrue on the
2. No interest shall accrue on the outstanding dividends provided for outstanding dividends provided for in the preceding paragraph.
 in the preceding paragraph.



* (Translation Note: The amendment which is made in the original
Japanese is a lexical one, and thus, such change is not reflected in the above translation.)


    CONTACT: IIJ Investor Relations
             +81-3-5259-6500
             ir@iij.ad.jp
             http://www.iij.ad.jp/

EXHIBIT 4
---------


           IIJ-Tech Announces Corporate Officer Nominations


    TOKYO--(BUSINESS WIRE)--May 25, 2006--Internet Initiative Japan Inc. ("IIJ", NASDAQ: IIJI, TSE Mothers: 3774), one of Japan's leading Internet access and comprehensive network solutions providers, today announced that IIJ Technology Inc. ("IIJ-Tech"), IIJ's 72.1 % owned subsidiary, decided candidates for the positions of Member of the Board. These nominations are subject to the approval of IIJ-Tech's Ordinary General Meeting of Shareholders that will be held on June 27, 2006 and to the approval of the Board of Directors at a meeting that will be held on the same day.


1. Directors
    (1) Promotional directors
         Vice Chairman and Representative Director
                                     Mr. Senji Yamamoto(*1) (Currently
                                     Director)
         Senior Managing Director    Mr. Tsutomu Yoshihara (Currently
                                     Managing Director)
         Managing Director           Mr. Masayoshi Tobita (Currently
                                     Director)
    (2) New appointment
         Director                    Mr. Shozo Kokubu (Currently Sales
                                     Division Director)

2. Statutory Auditors
    (1) Resignation                  Mr. Bumpei Katayama(*2)
    (2) New appointment              Mr. Jyunichi Tate(*2)


Mr. Senji Yamamoto's Biography
------------------------------
1946  Born in Fukuoka Prefecture, Japan
      Graduated from Mathematics of Department of Science, Kyoto
      University
1970  Entered Sony Corporation
1995  Director, Sony Communication Network Corporation
1998  President and Representative Director, Sony Communication
      Network Corporation
2000  Group Executive Officer, Sony Corporation
2005 Chairman and Director, Sony Communication Network Corporation 2005 Director, IIJ Technology Inc.
2006 Vice Chairman and Representative Director, IIJ Technology Inc. (dated June 27, 2006)


(*1) Mr. Yamamoto was selected as Director, Internet Initiative Japan
     Inc. subject to the approval of the Ordinary General Meeting of Shareholders of IIJ to be held on June 28, 2006, and President and Representative Director, IIJ Financial Systems Inc.
(*2) Outside Statutory Auditors


    About IIJ

    Founded in 1992, Internet Initiative Japan Inc. (IIJ, NASDAQ:
IIJI, Tokyo Stock Exchange Mothers: 3774) is one of Japan's leading Internet-access and comprehensive network solutions providers. IIJ and its group of companies provide total network solutions that mainly cater to high-end corporate customers. The company's services include high-quality systems integration and security services, Internet access, hosting/housing, and content design. Moreover, the company has built one of the largest Internet backbone networks in Japan, and between Japan and the United States. IIJ was listed on NASDAQ in 1999 and on the Mothers market of Tokyo Stock Exchange in 2005. For more information about IIJ, visit the IIJ Web site at http://www.iij.ad.jp/en/.

    About IIJ Technology Inc.

    IIJ Technology Inc. (IIJ-Tech) was established in November 1996 by IIJ, Sumitomo Corp., Itochu Corp., Sumitomo Electric Industries, Hitachi Software Engineering, Sun Microsystems, Toyota, Hewlett Packard Japan and others. IIJ-Tech provides comprehensive Internet systems integration and consulting services for corporate networks and e-commerce systems. http://www.iij-tech.co.jp/

    The statements within this release contain forward-looking statements about our future plans that involve risk and uncertainty. These statements may differ materially from actual future events or results. Readers are referred to the documents furnished by Internet Initiative Japan Inc. with the SEC, specifically the most recent reports on Forms 20-F and 6-K, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements.


    CONTACT: IIJ Investor Relations
             +81-3-5259-6500
             ir@iij.ad.jp
             http://www.iij.ad.jp/